Filed by Compass Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: TexasBanc Holding Co.
Commission File No. 001-31272
Dated: September 30, 2005

September 30, 2005
Q&A #2
Questions & Answers About the

Compass/TexasBank Merger, Edition #2
Compass continues to bring you answers to the questions you’re asking in this second edition of Questions & Answers regarding the Compass/TexasBank merger.
Also, look for more information about Compass’ benefits plans coming to you later this week.
Employment/Placement
What is the estimated timing of the legal merger, the conversion, and job displacement notifications and effective dates?
     The timeline below is an overview of when we expect key events will take place regarding the merger – and how those events might affect you. We will keep you apprised of any changes to these plans.
Anticipated Timeline

Estimated Date	Effect on employment at TexasBank

Early December 2005 or before	Employees who will be retained and those who will be displaced will be notified. Notification applies to employees who are expected to be displaced immediately following legal merger or immediately following conversion.

Early December 2005 or before through second quarter 2006	Human Resources will help displaced employees find alternative positions. Displaced employees will be given preferential consideration over external candidates.

Late January 2006	Legal merger complete. TexasBank employees officially become Compass employees. Most displacements have not occurred yet, but a few become effective as of the legal merger.

Compass Bank benefits go into effect for employees who become Compass employees.

March/April 2006	Conversion complete. Customers have access to Compass’ products and services, and employees begin using Compass’ systems. Remaining displacements become effective.
Will all employees who remain through conversion (regardless of whether they are retained or not) become Compass employees at time of the completion of the legal merger? Will they transition to Compass’ benefits?
     Anyone on TexasBank’s payroll at the time of the legal merger is expected to become a Compass employee. Employees on board after the legal merger (including those who may be displaced later) will be able to participate in Compass’ benefits plans, and TexasBank’s plans will be terminated, with the exception of the Severance Plan. The TexasBank Severance Plan will remain available to employees who will be displaced leading up to or following the conversion to Compass’ products, services and systems.
Severance
If we are offered a job with Compass and decide not to take it, do we still get severance?
     Most TexasBank positions will be “mapped” to an equivalent position at Compass. However, if employees are not offered an ongoing position with Compass or are offered a “non-comparable job,” severance pay will be available to eligible employees. If employees are offered a “comparable job” and choose not to accept it, severance will not be available. Please see the chart below for details.
Definition Effect on Severance · Within two grade levels* of current job · Does not require a decrease in pay of more than 10% If turned down, Offer of a · Does not require increase in travel of 25 severance is not comparable job miles** available. · More than two grade levels* different from current job If turned down, · Requires decrease in pay of more than 10% severance is Offer of a · Requires increase in travel of more than 25 available to non-comparable job miles eligible employees.
* All Compass jobs have salary grades and all TexasBank jobs will be mapped to their Compass equivalent. Grade level information will be made available when job opportunities are discussed.
Will severance payments have income taxes and FICA payments withheld?
     Yes. Severance payments are processed just like regular payroll.

Benefits
How do the group benefits at Compass compare with those of TexasBank?
     Compass offers a comprehensive and competitive menu of benefits and the benefits compare quite favorably with those offered by TexasBank. A comparison of the health, dental, and 401(k) plans is covered in a separate publication. (See “Compass Introduces its Benefits Plans and Programs,” dated Sept. 30, 2005.)

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